Interchange Financial Services Corporation
Park 80 West/Plaza Two
Saddle Brook, New Jersey   07663
201-703-2265





[LOGO]  Interchange
        Financial Services
        Corporation


May 10, 2005



Mr. Paul Cline
Senior Accountant
United States Securities and
Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

     RE:  Interchange Financial Services Corporation
          Form 10-K for the year ended December 31, 2004
          Your File No. 001-09700

Dear Mr. Cline:

     This letter responds to your correspondence, dated April 26, 2005, providing comments to the Form 10-K for the year ended December 31, 2004 filed by Interchange Financial Services Corporation. In accordance with your correspondence, we will incorporate the comments and suggestions of the Securities and Exchange Commission (the "Commission") in our future filings.

     We have reproduced the Commission's comments below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.


Note 2.  Acquisitions - page 38
-------------------------------

1. Please revise your filing to disclose how you determined that the value assigned to the shares issued in connection with the acquisition of Bridge View complies with the guidelines in EITF 99-12. In addition, supplementally tell us the following related to the transaction:

Mr. Paul Cline
May 10, 2005
Page 2 of 4


     o The share price used to value the common stock issued in connection with the acquisition.

     o The share price on the date the terms of the acquisition were agreed to and announced.

We note that paragraph 4 of EITF 99-12 states, in part, that "...the value of the acquirer's marketable equity securities issued to effect a purchase business combination should be determined, pursuant to the guidance in paragraph 74 of Opinion 16, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced." In Note 2 of our Form 10-K, we state "... the share price was based upon the average closing price three days prior to and three days after the acquisition date..."

We announced the acquisition of Bridge View Bancorp on November 18, 2003. The average share price from November 13 to November 20, 2002 based upon the average closing price during that period was approximately $17.682. The disclosure in
Note 2 utilized a per share value of $17.69, which when multiplied by the number of shares issued of approximately 2.95 million equates to a value of approximately $52.2 million.

In response to the Commission's comment, we will in future disclosures under EITF 99-12 related to the acquisition of Bridge View Bancorp revise the disclosure in Note 2 to state "... the share price was based upon the average closing price from November 13 through and including November 20, 2002 while the acquisition announcement date was November 18, 2002..."

In addition, the following is in response to supplemental information requested by the Commission:

     o The share price used to value the common stock issued in connection with the acquisition was $17.69.

     o The closing share price on the date the terms of the acquisition was agreed to and announced, November 18, 2002 was $18.00.


Note 4.  Securities Held-to-Maturity and Securities Available-for-Sale - page 39
--------------------------------------------------------------------------------

2. Please revise your filing to disclose the following related to investments classified as U.S. Agency Securities:

     o Describe the nature of the securities classified as U.S. Agency Securities. If you have included the securities of government sponsored entities in this classification, revise to separately disclose the amounts of such securities.

     o Discuss the specific factors considered in your determination that the unrealized loss on these securities was not other-than-temporary.

Mr. Paul Cline
May 10, 2005
Page 3 of 4


In response to the Commission's first comment with respect to Note 4, we will modify our disclosures on a going forward basis to disclose Government Sponsored Enterprises debt securities separately from obligations of a U.S. Agency. The following is an example of the disclosures we intend to utilize:

     Securities available-for-sale
     Government-Sponsored Enterprises:
          Mortgage-backed securities
          Other debt
     Mortgage-backed securities
     Obligations of states and political subdivisions

Included in the critical accounting policies, page 36 of our Form 10-K, under the heading "Notes to Consolidated Financial Statements - Note 1. Nature of Business and Summary of Significant Accounting Policies - Securities held-to-maturity and Securities available-for-sale" is a description of the factors considered in determining whether any other-than-temporary impairment exists. Specifically the footnote states "The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent vents specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades." We believe that this disclosure is responsive to the Commission's comment.


Note 13.  Stock Option and Incentive Plan - page 45
---------------------------------------------------

3.   Please  include the  disclosures  required by paragraph 2(e) of SFAS 148 in
     Note  1.  Nature  of  Business  and  Summary  of   Significant   Accounting
     Principles.

In our future filings, we will revise the disclosure in Note 1 of the Notes to Consolidated Financial Statement to include the disclosures required by paragraph 2(e) of Statement of Accounting Standard 148, "Accounting for Stock-Based Compensation--Transition and Disclosure."

We also understand that:

     o We are responsible for the adequacy and accuracy of the disclosure in our filings.

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Paul Cline
May 10, 2005
Page 4 of 4


     I trust this information is satisfactory to the Commission. If you should have any further questions or concerns, please feel free to contact me at 201-703-2265, Ext. 2033.

Sincerely,

/s/ Charles T. Field

Charles T. Field
Senior Vice President & CFO

CTF/par

Cc:      Mr. Anthony Abbate, President & CEO
         Mr. Anthony Labozzetta, Sr. Executive VP & COO